UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)
 __________________________________________
CIM COMMERCIAL TRUST CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

125525105
(CUSIP Number)

David Thompson c/o CIM Group LLC
4700 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 860 - 4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2021
(Date of Event Which Requires Filing of this Statement)
__________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525105

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 122,628
		8.	Shared Voting Power 8,892,897 (1)
		9.	Sole Dispositive Power 122,628
		10.	Shared Dispositive Power 8,892,897 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,015,525 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.6%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 14 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 8,938,317 (2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 8,938,317 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,938,317 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.2%
14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 14 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 8,938,317 (3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 8,938,317 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,938,317 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.2%
14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 14 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Service Provider, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 7,806,121
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,806,121
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,806,121
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Urban Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 473,033
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 473,033
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,033
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 613,743
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 613,743
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,743
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) IA

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company (“CIM Manager”), and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”), Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”), Amendment No. 5, dated August 13, 2019 (“Amendment No. 5”), Amendment No. 6, dated August 16, 2019 (“Amendment No. 6”), Amendment No. 7, dated August 27, 2019 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2019 (“Amendment No. 8”), Amendment No. 9, dated October 16, 2019 (“Amendment No. 9”), Amendment No. 10, dated November 13, 2019 (“Amendment No. 10”), Amendment No. 11, dated April 10, 2020 (“Amendment No. 11”), Amendment No. 12, dated June 1, 2021 (“Amendment No. 12”) and Amendment No. 13, dated June 22, 2021 (“Amendment No. 13” and the Initial Statement, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.

This Amendment No. 14 to the Schedule 13D Filing (this “Amendment No. 14”) is being filed in connection with the announcement by the Company of the results of its rights offering, which expired on June 23, 2021 (the “Rights Offering”), and the closing of the Rights Offering.

Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 14 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D Filing is hereby amended by adding the following immediately after the second paragraph thereof:

Each of CIM Manager, CIM Urban Sponsor, LLC and CIM Capital, LLC acquired Common Shares in the Rights Offering using the liquidity of their shared parent entity. CIM Manager acquired 5,219,750 Common Shares for $48,282,687.50, CIM Urban Sponsor, LLC acquired 316,305 Common Shares for $2,925,821.25 and CIM Capital, LLC acquired 410,394 Common Shares for $3,796,144.5.

A wholly owned subsidiary of a trust formed by Mr. Ressler for the benefit of his family members for which he serves as trustee acquired 112,409 Common Shares for $1,039,783.25 using cash on hand of such trust.

The Shemesh Family Trust, of which Mr. Shemesh is the indirect beneficial owner, acquired in the Rights Offering 40,216 Common Shares for $371,998.00 using cash on hand of such trust.

The Kuba Family Trust, of which Mr. Kuba is the indirect beneficial owner, acquired in the Rights Offering 40,216 Common Shares for $371,998.00 using cash on hand of such trust.
Item 4. Purpose of Transaction

Item 4 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:

Each of the Reporting Persons exercised in full their subscription rights to acquire one Common Share for each Common Share owned by such Reporting Person as of the record date of the Rights Offering, and also exercised to varying degrees their rights to oversubscribe for the unsubscribed Common Shares in the Rights Offering. The Company by press release on June 25, 2021 announced that the Rights Offering had expired and that it expected to issue Common Shares in respect of all subscriptions received in the Rights Offering. As a result of the closing of the Rights Offering on June 28, 2021, each of the Reporting Persons received all Common Shares subscribed for by such Reporting Person in the Rights Offering. The Reporting Persons believe that the Common Shares are undervalued and acquired Common Shares in the Rights Offering for investment purposes and to provide the Issuer with capital to execute on its strategic plans.

As reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2021, it is likely that the Issuer will seek to pay some or part of the asset management fees payable to

CIM Capital, LLC for part of 2021 in shares of Series A Preferred Stock, par value $0.001 per share, of the Issuer in lieu of cash payment.

As permitted by law, the Reporting Persons may purchase additional Common Shares or related securities or may dispose of all or a portion of the Common Shares or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group and its affiliates.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Messrs. Ressler, Shemesh and Kuba are members of the board of directors of the Issuer and, as such, may, from time to time, be involved in discussions which relate to one or more of such matters. Each of Messrs. Ressler, Shemesh and Kuba disclaims any obligation to report on any plan or proposal with respect to any of such matters that develops or occurs as a result of his role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:

(a) Mr. Ressler may be deemed to beneficially own 9,015,525 Common Shares, or approximately 38.6% of the outstanding Common Shares. Mr. Shemesh may be deemed to beneficially own 8,938,317 Common Shares, or approximately 38.2% of the outstanding Common Shares. Mr. Kuba may be deemed to beneficially own 8,938,317 Common Shares, or approximately 38.2% of the outstanding Common Shares.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 7,806,121 Common Shares through the holdings of CIM Manager, 473,033 Common Shares through the holdings of CIM Urban Sponsor, LLC and 613,743 Common Shares through the holdings of CIM Capital, LLC. Mr. Ressler is the indirect beneficial owner of 122,628 Common Shares through the holdings of a wholly owned subsidiary of a trust formed by Mr. Ressler for the benefit of his family members for which he serves as trustee. Mr. Shemesh is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Shemesh Family Trust, of which he was the grantor. Mr. Kuba is the indirect beneficial owner of 45,420 Common Shares through the holdings of The Kuba Family Trust, of which he was the grantor.

CIM Manager directly owns 7,806,121 Common Shares, or approximately 33.4% of the outstanding Common Shares. CIM Urban Sponsor, LLC directly owns 473,033 Common Shares, or approximately 2.0% of the outstanding Common Shares. CIM Capital, LLC directly owns 613,743 Common Shares, or approximately 2.6% of the outstanding Common Shares.

Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 14 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The information set forth in this Amendment No. 14 sets forth the beneficial ownership of the Reporting Persons as of June 28, 2021 and assumes there are 23,369,331 Common Shares outstanding as of such date, based on the number of Common Shares outstanding as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2021.

(b) Mr. Ressler has the sole power to vote and dispose of 122,628 Common Shares and the shared power to vote and dispose of 8,892,897 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 8,938,317 Common Shares. CIM Manager has the sole power to vote and dispose of 7,806,121 Common Shares. CIM Urban Sponsor, LLC has the sole power to vote and dispose of 473,033 Common Shares. CIM Capital, LLC has the sole power to vote and dispose of 613,743 Common Shares.
__________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2021

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM URBAN SPONSOR, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM CAPITAL, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President